EXHIBIT 12.1

AGIOS PHARMACEUTICALS INC.

STATEMENT OF COMPUTATION OF RATIOS

	Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011
Earnings Available for Fixed Charges:
Net loss from operations	(27,406,000)	(38,882,945)	(22,995,000)	(16,631,000)
Add: Provision (benefit) for income taxes	(448,000)	579,000	(2,824,000)	7,207,000
Add: Fixed charges	115,985	167,707	167,707	167,707

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	27,738,015	(38,136,238)	(25,651,293)	(9,256,293)

Fixed Charges:
Interest expense	—	—	—	—
Add: Portion of rental expense which represents interest factor	115,985	167,707	167,707	167,707

TOTAL FIXED CHARGES	115,985	167,707	167,707	167,707

Preferred stock dividends	—	4,162,000	7,190,000	3,100,000

TOTAL COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	115,985	4,329,707	7,357,707	3,267,707

Ratio of Earnings to Fixed Charges(1)(2)	—	—	—	—

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)(3)	—	—	—	—

(1)	Due to our losses for the nine months ended September 30, 2014 and for the years ended December 31, 2013, 2012, and 2011, the coverage ratio was less than 1:1.
(2)	We would have needed to generate additional earnings of $27.9 million, $38.3 million, $25.8 million and $9.4 million for the nine months ended September 30, 2014 and for the years ended December 31, 2013, 2012, and 2011, respectively, to cover our fixed charges in those periods.
(3)	We would have needed to generate additional earnings of $27.9 million, $42.5 million, $33.0 million and $12.5 million for the nine months ended September 30, 2014 and for the years ended December 31, 2013, 2012, and 2011, respectively, to cover our fixed charges and accrued preferred dividends during those periods. We did not have any preferred stock outstanding after the completion of our initial public offering in July 2013.